SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No. ___)*

Expensify, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

30219Q106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 9

CUSIP # 30219Q106	Page 2 of 10

1	NAME OF REPORTING PERSONS Hillsven LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

  9,046,150 shares of Class A Common Stock (“Shares”) held directly by Hillsven LLC. FBHR Associates, LLC is the manager of Hillsven, LLC, and in such capacity may be deemed to share voting power over such shares. Jim DeMartini, as trustee of Unameit Trust, is the manager of FBHR Associates, LLC, and in such capacity may be deemed to share voting power over such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

  9,046,150 Shares held directly by Hillsven LLC. FBHR Associates, LLC is the manager of Hillsven, LLC, and in such capacity may be deemed to share dispositive power over such shares. Jim DeMartini, as trustee of Unameit Trust, is the manager of FBHR Associates, LLC, and in such capacity may be deemed to share dispositive power over such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,046,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.4% (1)
12	TYPE OF REPORTING PERSON OO

1.

The percentage ownership is based on 67,519,744 shares of Class A Common Stock outstanding as of December 20, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 23, 2021.

CUSIP # 30219Q106	Page 3 of 10

1	NAME OF REPORTING PERSONS FBHR Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

  9,046,150 shares of Class A Common Stock (“Shares”) held directly by Hillsven LLC. FBHR Associates, LLC is the manager of Hillsven, LLC, and in such capacity may be deemed to share voting power over such shares. Jim DeMartini, as trustee of Unameit Trust under Declaration of Trust dated March 10, 2000 (the “Unameit Trust”), is the manager of FBHR Associates, LLC, and in such capacity may be deemed to share voting power over such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

  9,046,150 Shares held directly by Hillsven LLC. FBHR Associates, LLC is the manager of Hillsven, LLC, and in such capacity may be deemed to share dispositive power over such shares. Jim DeMartini, as trustee of Unameit Trust, is the manager of FBHR Associates, LLC, and in such capacity may be deemed to share dispositive power over such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,046,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.4% (1)
12	TYPE OF REPORTING PERSON OO

1.

The percentage ownership is based on 67,519,744 shares of Class A Common Stock outstanding as of December 20, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 23, 2021.

CUSIP # 30219Q106	Page 4 of 10

1	NAME OF REPORTING PERSONS Unameit Trust under Declaration of Trust dated March 10, 2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

  9,046,150 shares of Class A Common Stock (“Shares”) held directly by Hillsven LLC. FBHR Associates, LLC is the manager of Hillsven, LLC, and in such capacity may be deemed to share voting power over such shares. Jim DeMartini, as trustee of Unameit Trust under Declaration of Trust dated March 10, 2000 (the “Unameit Trust”), is the manager of FBHR Associates, LLC, and in such capacity may be deemed to share voting power over such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

  9,046,150 Shares held directly by Hillsven LLC. FBHR Associates, LLC is the manager of Hillsven, LLC, and in such capacity may be deemed to share dispositive power over such shares. Jim DeMartini, as trustee of Unameit Trust, is the manager of FBHR Associates, LLC, and in such capacity may be deemed to share dispositive power over such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,046,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.4% (1)
12	TYPE OF REPORTING PERSON OO

1.

The percentage ownership is based on 67,519,744 shares of Class A Common Stock outstanding as of December 20, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 23, 2021.

CUSIP # 30219Q106	Page 5 of 10

1	NAME OF REPORTING PERSONS James G.B. DeMartini III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

  9,046,150 shares of Class A Common Stock (“Shares”) held directly by Hillsven LLC. FBHR Associates, LLC is the manager of Hillsven, LLC, and in such capacity may be deemed to share voting power over such shares. Jim DeMartini, as trustee of Unameit Trust under Declaration of Trust dated March 10, 2000 (the “Unameit Trust”), is the manager of FBHR Associates, LLC, and in such capacity may be deemed to share voting power over such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

  9,046,150 Shares held directly by Hillsven LLC. FBHR Associates, LLC is the manager of Hillsven, LLC, and in such capacity may be deemed to share dispositive power over such shares. Jim DeMartini, as trustee of Unameit Trust, is the manager of FBHR Associates, LLC, and in such capacity may be deemed to share dispositive power over such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,046,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.4% (1)
12	TYPE OF REPORTING PERSON IN

1.

The percentage ownership is based on 67,519,744 shares of Class A Common Stock outstanding as of December 20, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 23, 2021.

CUSIP # 30219Q106	Page 6 of 10

ITEM 1(A).	NAME OF ISSUER

Expensify, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

401 SW 5th Avenue

Portland, OR 97204

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is jointly filed by:

Hillsven LLC

FBHR Associates, LLC

Unameit Trust under Declaration of Trust dated March 10, 2000

James G.B. DeMartini, III

The foregoing entities and persons are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Three Lagoon Drive, Suite 400

Redwood City, CA 94065

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $0.0001

ITEM 2(E)	CUSIP NUMBER

30219Q106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

CUSIP # 30219Q106	Page 7 of 10

(a)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not Applicable.

CUSIP # 30219Q106	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2022

Hillsven LLC

By	/s/ James G.B. DeMartini, III
Printed Name: James G.B. DeMartini, III
Title: Managing Member

FBHR Associates, LLC
By: Unameit Trust
Its: Managing Member

By	/s/ James G.B. DeMartini, III
Printed Name: James G.B. DeMartini, III
Title: Trustee of Unameit Trust, Managing Member

Unameit Trust under Declaration of Trust dated March 10, 2000

By	/s/ James G.B. DeMartini, III
Printed Name: James G.B. DeMartini, III, Trustee
Title: Trustee

By	/s/ James G.B. DeMartini, III
James G.B. DeMartini, III

CUSIP # 30219Q106	Page 9 of 10

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	10